# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bit Digital, Inc, CIK 0001710350
CUSIP: G1144A105
Title of class of securities: Ordinary Shares, $.01 par value
Address of issuer's principal executive offices: 31 Hudson Yards, Floor 11, New York, New York (NY), 10001
Date of event which requires filing of this statement: 08/18/2026
Filed by CIK 0002046456
Persons authorized to receive notices and communications: Davidoff Hutcher & Citron LLP, 605 Third Avenue, NY, New York (NY), 10158, 646-428-3210

## Reporting persons
- Geney Development Limited (CIK 0001861824): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 50,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 50,000,000 (12.2% of the class)
- Erke Huang (CIK 0002046456): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 12,665,000; shared voting power 50,000,000; sole dispositive power 12,665,000; shared dispositive power 50,000,000; aggregate amount beneficially owned 62,665,000 (15.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $.01 par value
Name of issuer: Bit Digital, Inc
Address of issuer's principal executive offices: 31 Hudson Yards, Floor 11, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing:
Geney Development Ltd., British Virgin Islands

Erke Huang
Residence or business address:
4th floor Waters Edge Building, Meridian Plaza, Road Town, Tortola British Virgin Islands VG1110

31 Hudson Yards, 11th Fl., New York, New York 10001
Present principal occupation or employment:
Holding Company for Bit Digital shareholders; see (b) above for address.

Chief Financial Officer and a Director of Issuer; see Item 1 above.
Criminal convictions in the last five years: No criminal proceedings.
Civil proceedings (securities laws) in the last five years: No civil proceedings.
Citizenship:
British Virgin Islands

People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Preference shares were issued upon shareholder approval in exchange for 1,000,000 ordinary shares.

As President of Geney Development Limited ("Geney"), Mr. Huang has the power to vote and dispose of the 1,000,000 preference shares held by Geney issued upon exchange of the 1,000,000 ordinary shares, of which he is the beneficial owner of thirty (30%) percent of the Shares and Zhaohui Deng, the former Chairman of the Board and a current director of the Issuer, holds the remaining seventy (70%) percent of the Shares.

Mr. Huang has the power to vote and dispose of 200,000 preference shares held by Even Green Holdings Ltd., a trust controlled by Mr. Huang, which shares were issued in consideration of the growth of the Issuer and for Mr. Huang's performance. The Preference Shares were issued upon forfeiture of 200,000 ordinary shares held by Mr. Huang. Mr Huang holds an aggregate of 1,930,000 ordinary shares which he both purchased and were issued upon exercise of restricted share units ("RSUs") received as employment compensation, as well as 535,000 RSUs which have not been exercised.

## Item 4. Purpose of Transaction
Purpose of transaction: To maintain voting control with management.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
10.1% based on 2,000,000 preference shares each having 50 votes and there being 360,633,503 ordinary shares outstanding as of August 21, 2026.

15.2% based on 1,000,000 preference shares each having 50 votes held by Geney; 200,000 Preference Shares each having 50 vote held by Mr. Huang; 1,930,000 Ordinary Shares and 535,000 RSUs, with there being 360,063,503 Ordinary Shares outstanding as of August 21, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole voting power over 50,000,000 ordinary shares; no shared power.

Shared voting power over 1,000,000 Preference Shares held by Geney and sole voting power over all other securities in Mr. Huang's name, described in (a) above.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Amended and Restated Articles of Association and Memorandum of Association, filed with the SEC.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Geney Development Limited: /s/ Erke Huang, Erke Huang/ President (08/24/2026)
- Erke Huang: /s/ Erke Huang, Erke Huang, Individually (08/24/2026)